June 1, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-1,

File Number 333-132121(together with all amendments thereto, the “Registration Statement”)

Newport Entertainment Group, Inc. (the “Company”) hereby makes application to withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company requests the withdrawal of the Registration Statement because it has determined to not proceed with the registration and sale of securities covered by the Registration Statement. No securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

Very truly yours,
Newport Entertainment Group, Inc.
By: /s/ William Waldrop